1 Kristina Grötsch From: info@news.morphosys.com Sent: Freitag, 23. Dezember 2022 16:01 To: Kristina Grötsch Subject: [EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution To help protect your privacy, Micro so ft Office prevented auto matic download of this pictu re from the In ternet. logo MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 23.12.2022 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 2. Reason for notification X Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments Change of breakdown of voting rights Other reason: 3. Details of person subject to the notification obligation Legal entity: JPMorgan Chase & Co. City of registered office, country: Wilmington, Delaware, United States of America (USA) 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 19 Dec 2022 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 2.90% 2.77% 5.68% 34231943 Previous notification 3.39% 2.74% 6.13% / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 994394 0.00% 2.90%

2 Total 994394 2.90 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Third Party convertible bonds - right of use held 16/10/2025 16/10/2025 45699 0.13 % Internal right to recall shares lent out n/a n/a 147945 0.43 % Right to recall shares lent out n/a n/a 8325 0.02 % Total 201969 0.59 % b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Convertible bonds 16/10/2025 – 16/10/2025 16/10/2025 – 16/10/2025 Physical 202604 0.59 % Cash-settled Call Options 02/01/2099 Anytime Cash 615 0.00 % Equity Swap 13/04/2023 - 03/01/2028 13/04/2023 - 03/01/2028 Cash 543972 1.59 % Total 747191 2.18% 8. Information in relation to the person subject to the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) JPMorgan Chase & Co. % % % JPMorgan Chase Bank, National Association % % % J.P. Morgan International Finance Limited % % % J.P. Morgan Capital Holdings Limited % % % J.P. Morgan Securities plc % % % - % % % JPMorgan Chase & Co. % % % JPMorgan Chase Holdings LLC % % % J.P. Morgan Broker- Dealer Holdings Inc. % % % J.P. Morgan Securities LLC % % % - % % % JPMorgan Chase & Co. % % % JPMorgan Chase Bank, National Association % % % J.P. Morgan International Finance Limited % % % J.P. Morgan Structured Products B.V. % % % 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Proportion of voting rights Proportion of instruments Total of both % % %

3 10. Other explanatory remarks: Date 22 Dec 2022 23.12.2022 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1520959 23.12.2022 CET/CEST Unsubscribe